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                                                               EXHIBIT (a)(1)(c)


TEXT OF CEO EMAIL
From:  Bob Beauchamp
To:  BMC - All - US - Employees
Subject:  Announcement - Offer to Exchange Stock Options

As you are all aware, over the past several years the global economy and more acutely the software sector have suffered from a severe downturn. You need to look no further than the current share prices of almost every high tech company to see the reality of this situation. Unfortunately, BMC Software's share price has also suffered mightily during this period. Because the Sr. Management Team and the Board of Directors understand that you, the people of BMC Software, are our greatest assets and because we recognize that deeply underwater stock options may not provide the performance incentives that they were designed to provide, we explored a number of ways to address this problem. Today we are announcing a stock option exchange program for eligible U.S. employees.

The Board of Directors and senior management make no recommendation as to whether you should tender or refrain from tendering your eligible options in the offer. You must make your own decision. As such, it is absolutely imperative that prior to making your decision as to whether or not to tender your eligible options you read all the information that will be sent to you today in two follow-up emails. The first email will come from Johnnie Horn, VP of Human Resources, and will contain important details, documents and a link to the HR website for more information. The second email will be sent to eligible employees from Human Resources and will contain a personalized election to exchange form.

Let me reiterate the most important point. You are our greatest asset. You built this company and you hold its future in your hands.

Thank you,

Bob Beauchamp